# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Managed Portfolio Series, CIK 0001511699
CUSIP: 56167N183
Title of class of securities: EXHANGE TRADED PRODUCT
Address of issuer's principal executive offices: 615 EAST MICHIGAN STREET, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-002687
Filed by CIK 0000716851

## Reporting persons
- MONEY CONCEPTS CAPITAL CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 11,741; shared dispositive power 0; aggregate amount beneficially owned 11,741 (0.4% of the class)

## Item 1. Issuer
Name of issuer: Managed Portfolio Series
Address of issuer's principal executive offices:
615 EAST MICHIGAN STREET, MILWAUKEE, WISCONSIN
53202

## Item 2. Person Filing
Name of person filing: MONEY CONCEPTS CAPITAL CORP
Address of principal business office or, if none, residence:
11440 NORTH JOG ROAD
PALM BEACH GARDENS, Florida
33418-3764
Citizenship: MONEY CONCEPTS CAPITAL CORP - FLORIDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,741
Percent of class: 0.4
Sole power to vote or to direct the vote: MONEY CONCEPTS CAPITAL CORP - 0
Shared power to vote or to direct the vote: MONEY CONCEPTS CAPITAL CORP - 0
Sole power to dispose or to direct the disposition: MONEY CONCEPTS CAPITAL CORP - 11,741
Shared power to dispose or to direct the disposition: MONEY CONCEPTS CAPITAL CORP - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MONEY CONCEPTS CAPITAL CORP: LIZA PERLOW, VICE PRESIDENT (08/18/2025)